October 14th, 2016

VIA EDGAR SUBMISSION

Mr. Larry Sprigel, Assistant Director

Celeste M. Murphy, Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:

Hammer Fiber Optics Holdings Corp.

Form 8-K

Filed July 21, 2016

Amended 8-K

Filed September 21, 2016

File No. 001-35876

Dear Sirs/Madams:

We are in receipt of your comment letter dated September 30, 2016, regarding Hammer Fiber Optics Holdings Corp. September 21, 2016 Amended Form 8-K filing.  We are requesting an additional 5 business days to respond due to time constraints associated with providing reasonable and adequate answers to some of the SEC inquiries.

Very truly yours,

/s/ Mark Stogdill

Mark Stogdill

Chief Executive Officer